Exhibit 97.1

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. INCENTIVE COMPENSATION CLAWBACK POLICY

1.Policy Overview. Banco Latinoamericano de Comercio Exterior, S.A. (the “Company”) has adopted this Incentive Compensation Clawback Policy (the “Policy”) in order to help ensure that incentive compensation is paid or awarded based on accurate financial results. This Policy is intended to comply with and be interpreted in accordance with the requirements of Section 303A.14 (“Section 303A.14”) of the New York Stock Exchange (“NYSE”) Listed Company Manual (together with Rule 10D-1 under the Securities Exchange Act of 1934, as amended, the “Recovery Rules”). The Company conducts the majority of its business outside of the United States and its employee population is largely based outside of the United States. The Company anticipates that it may need to rely on the exception to the Recovery Rules (as described below) in the event that recovery of any Overpayment would violate the laws of any applicable foreign country. The provisions of the Recovery Rules shall prevail in the event of any conflict between the text of this Policy and such sections.

In the event of a restatement of the financial results of the Company or one of its subsidiaries due to material non-compliance with any financial reporting requirements, as described below, the Company shall seek recovery of incentive compensation that would not otherwise have been paid or awarded to certain executives if the correct financial results had been used to determine the amount payable.

The Board of Directors of the Company (the “Board”) shall have full authority to interpret and enforce the Policy in accordance with its business judgment and consistent with the Recovery Rules.

2.Covered Employees. The Policy applies to the Company’s Chief Executive Officer, President, Chief Financial Officer, or principal accounting officer (or, if there is no such accounting officer, the Controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), and any other officer or person who routinely performs a policy-making function for the Company, its parents or subsidiaries, and any person who meets the aforementioned criteria who may be a former executive officer but served during the applicable performance period with respect to incentive compensation subject to recovery (collectively, the “Covered Employees”). For the sake of clarity, the Policy applies to the “executive officers” identified by the Board pursuant to 17 CFR 229.401(b).

3.Incentive Compensation. For purposes of this Policy, “Incentive Compensation” means any compensation that is paid, granted, earned, or vested based wholly or in part on a Financial Performance Measure (defined below) and as identified by the Board in accordance with the Recovery Rules. Except as otherwise determined by the Board, Incentive Compensation shall not include the following: (i) salaries; (ii) amounts received solely at the discretion of the Board and that are not received from a pool that is determined by satisfying a Financial Performance Measure; (iii) amounts received solely upon satisfying one or more subjective standards; (iv) amounts received solely upon satisfying one or more strategic measures or operational measures that are not themselves derived from or based on one or more Financial Performance Measures; and (v) amounts received solely based on service or the passage of time. For purposes of this Policy, “Financial Performance Measure” means any reporting measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also considered to be Financial Reporting Measures for purposes of this Policy. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the United States Securities and Exchange Commission (the “Commission”).

4.Restatement of Financial Results; Calculation of Overpayment. In the event of a restatement of the reported financial results of the Company due to material non-compliance with any financial reporting requirements under the United States federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that (a) is material to the previously issued financial statements, or (b) is not material to previously issued financial statements, but would result in a material misstatement if the error were left uncorrected in the current period or the error correction were recognized in the current period, the Board will review the Incentive Compensation received by the Covered Employees during the three completed fiscal years immediately preceding the date of the financial restatement and any transition period as set forth in the Recovery Rules (the “Look-Back Period”). For purposes of this Policy, the date of a financial restatement will be deemed to be the earlier of (i) the date the Board, a committee of the Board, or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a financial restatement, and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a financial restatement.

Except as set forth in paragraph 5 below, the Board shall seek to recover or cancel the amount of Incentive Compensation received by a Covered Employee during the Look-Back Period that is in excess of the amount of Incentive Compensation that would have been received had it been determined based on the restated amounts in the financial restatement (an “Overpayment”). Any Overpayment must be collected from any Covered Employee on a pre-tax basis. The Company’s obligation to recover any Overpayment from a Covered Employee is not dependent on if, or when, the applicable restated financial statements are filed. For the avoidance of doubt, any action by the Company to recover an Overpayment under this Policy from a Covered Employee shall not, whether alone or in combination with any other action, event or condition, be deemed (i) “good reason” for resignation or to serve as a basis for a claim of constructive termination under any benefits or compensation arrangement applicable to such Covered Employee, or (ii) to constitute a breach of a contract or other arrangement to which such Covered Employee is a party. Incentive Compensation is deemed “received” in the fiscal period that the Financial Performance Measure specified in the applicable Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

5.Exceptions to Applicability. The Board must seek to recover the Overpayment pursuant to this Policy unless the Board makes a determination that recovery would be impracticable, and at least one of the following applies: (a) the direct expense paid to a third party to assist in enforcing recovery would exceed the Overpayment, and a reasonable attempt to recover the Overpayment has already been made and documented, (b) recovery of the Overpayment would violate home country law (provided such law was adopted prior to November 28, 2022 and that an opinion of counsel in such country is obtained stating that recoupment would result in such violation), or (c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company and its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. Notwithstanding the foregoing, the Board must make a reasonable attempt to recover the Overpayment and provide proof of such before concluding impracticability.

6.Forms of Recovery. If the Board seeks recovery for the Overpayment, the Company shall have the right to demand that the Covered Employee pay the Company for, or forfeit, any Overpayment paid or awarded.

To the extent the Covered Employee refuses to pay to the Company an amount equal to the Overpayment, the Company shall have the right to (a) sue for repayment or (b) enforce the Covered Employee’s obligation to make payment through, (i) deduction from unpaid compensation, (ii) set-off, (iii) rescinding or canceling outstanding vested or unvested equity- or cash- based incentive awards, (iv) the reduction or cancellation of future incentive compensation, and (v) any other remedial and recovery action permitted by law, as determined by the Board. Without limiting the Company’s rights, to the extent any shares have been issued under vested awards or such shares have been sold by the Covered Employee, the Company shall have the right to cancel any other outstanding stock-based awards with a value equivalent to the Overpayment, as determined by the Board.

The Company shall not indemnify any Covered Employee or other individual against the loss of any incorrectly awarded or otherwise recouped Overpayment. The Board shall not forgo, settle or release amounts subject to recovery and shall not indemnify or insure Covered Employees against the loss of an Overpayment.

7.Disclosure Required. The Company shall comply with applicable compensation recovery policy disclosure rules of the Commission.

8.Board Determination Final. Any determination by the Board (or by any officer of the Company to whom enforcement authority has been delegated) with respect to this Policy shall be final, conclusive and binding on all interested parties.

9.Amendment. The Policy may be amended by the Board from time to time.

10.Non-Exclusivity. The Company intends that this Policy will be applied to the fullest extent permitted by applicable law. This Policy shall be incorporated by reference into and shall apply to all incentive, bonus, and compensation plans, agreements, and awards on or after the Policy’s adoption by the Board. Nothing in this Policy shall be viewed as limiting the right of the Company to pursue any other remedies or rights of recoupment under or as provided by the Company’s plans, awards or employment agreements or the applicable provisions of any law, rule or regulation (including, without limitation, Section 10D of Securities Exchange Act of 1934, as amended, or Section 304 of the Sarbanes-Oxley Act of 2002), or stock exchange listing requirement (including the Recovery Rules) and any future policy adopted by the Company pursuant to any such law, rule, regulation or requirement.

11.Governing Law and Waiver of Jury Trial. This Policy shall be governed by and construed in accordance with the laws of Panama without regard to conflicts of law thereof or of any other jurisdiction. In the event of any dispute under the provisions of this Policy, the parties hereby waive the right to any trial by jury in any judicial proceeding to which they are parties involving, either directly or indirectly, any matter arising out of, relating to or connected to this Policy. The parties shall each bear their own expenses in connection with any dispute under or relating to this Policy.

Approved by the Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A.: October 17, 2023